Exhibit 99.2

SINOVAC Board of Directors Provides Update on Status of US$55.00 Special Cash Dividend Payment

Special cash dividend is being paid to valid common shareholders who owned SINOVAC as of the close of business on July 7, 2025

Board will continue to prioritize dividend distributions according to its previously announced policy

For any questions about the dividend payment process, shareholders should contact Dividend Information Agent D.F. King at sva@dfking.com

BEIJING, July 10, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the previously declared US$55.00 per common share special cash dividend is in the process of being paid to valid shareholders who owned SINOVAC shares as of the close of business on July 7, 2025.

On July 8, 2025, the Paying Agent and the Transfer Agent confirmed valid SINOVAC shareholders. Those shareholders are scheduled to receive the special dividend payment as follows:

•	For SINOVAC shareholders that are “record holders” listed on the Transfer Agent’s share register, dividend checks have been prepared and will be sent via FedEx or UPS on July 9, 2025, for overnight delivery if the amount to be paid to the shareholder is under US$100 million (delivery may take longer than overnight if being sent to an address outside the United States). If the amount to be paid to a record holder is US$100 million or more, the amount will be sent via wire transfer, and the shareholder should contact the Paying Agent or Dividend Information Agent to arrange wire instructions.

•	For SINOVAC shareholders whose shares are held through a broker, their broker must fill out a “broker letter” and deliver it to the Paying Agent in order for the dividend payment to be made to the broker. The form of broker letter was posted on the DTC website and provided to each broker by the Dividend Information Agent last week.

•	For brokers who have already provided the broker letter to the Paying Agent, the dividend payment will be wired to the broker starting July 9, 2025. The Company has been advised that once a broker receives the wire, the beneficial owner shareholder account is typically credited by the broker that same day, but it could be the next business day if the wire is received by the broker late in the day.

ADDITIONAL INFORMATION

If you have questions about the dividend payment process, please contact the Dividend Information Agent: D.F. King & Co., Inc., 28 Liberty Street, 53rd Floor, New York, NY 10005, Attention: Sinovac Biotech Ltd. Special Dividend; email: sva@dfking.com, with a subject line of Sinovac Biotech Ltd, Special Dividend.

For more details on the misdeeds and shareholder harm caused by the Imposter Former Board and Dissenting Investor Group, visit our website www.votesinovac.com.

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S. and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global
Sinovac@fgsglobal.com